SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1
(CUSIP Number)
Douglas McClain, Jr. 4225 Executive Square Suite 260 La Jolla, California 92037 (858) 200-2320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 7 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 6

1.	NAME OF REPORTING PERSONS: Douglas McClain, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 93,600,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 93,600,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,100,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14.	TYPE OF REPORTING PERSON IN
*See Item 5 hereof.

CUSIP No. 452530 10 1	13D	Page 3 of 6

ITEM 1. SECURITY AND ISSUER

This initial statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 4225 Executive Square, Suite 260, La Jolla, California 92037.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Douglas McClain, Jr. (“McClain”), the reporting person (the “Reporting Person”). Exhibit A also sets forth the name, business address, present principal occupation and other information with respect to the Reporting Person.

McClain is the beneficial owner of 114,100,000 shares of Common Stock of the Issuer. Such shares are held through the entities described in Item 3. Except as described in Item 3, there is no agreement or arrangement by McClain with others with respect to the voting or disposition of any securities of the Issuer beneficially owned by McClain.

During the five years prior to the date hereof, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is a 50% owner of Argyll Biotechnologies, LLC, a Delaware limited liability company (“Argyll Biotech”). Argyll Biotech is jointly controlled by its members, James T. Miceli and McClain and there is no agreement or arrangement among the two members of Argyll Biotech with respect to the voting or disposition of any securities of the Issuer owned by Argyll Biotech. Pursuant to the terms of a license agreement between the Issuer and Argyll Biotech, executed on September 28, 2006, Argyll Biotech was given 147,000,000 shares of Common Stock of the Issuer, in exchange for an exclusive worldwide right to market, distribute, sell and promote SF-1019 for treatment of CIPD, diabetic neuropathy and diabetic ulcers and certain other rights.

The Reporting Person is a 50% owner of Argyll Equities, LLC, a Texas limited liability company (“Argyll Equities”). Argyll Equities is jointly controlled by its members, James T. Miceli and McClain and there is no agreement or arrangement among the two members of Argyll Equities with respect to the voting or disposition of any securities of the Issuer owned by Argyll Equities. Argyll Equities purchased 15,000,000 shares of Common Stock from the Issuer on August 4, 2006 in a privately negotiated transaction for $1,500.00. The source of funds for the purchase was the working capital of Argyll Equities.

The Reporting Person is the 100% owner of Clairsvelle Holdings, Ltd., a British Virgin Islands company (“Clairsvelle”). Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock subject to the interests of the beneficial owner, McClain Clairsvelle purchased 20,500,000 shares of Common Stock from the Issuer on August 4, 2006 in a privately negotiated transaction for $2,050.00. The source of funds for the purchase was the working capital of Clairsvelle.

The Reporting Person is the 45% owner of Padmore Holdings, Ltd., a British Virgin Islands company (“Padmore”). Padmore is jointly owned by James T. Miceli, McClain and Douglas McClain, Sr., whose

CUSIP No. 452530 10 1	13D	Page 4 of 6

interests are 45%, 45% and 10%, respectively. Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock subject to the interests of the beneficial owners which interests shall be determined exclusively by Messrs James T. Miceli and McClain. Padmore purchased 28,000,000 shares of Common Stock from the Issuer on August 4, 2006 in a privately negotiated transaction for $2,800.00. The source of funds for the purchase was the working capital of Padmore.

ITEM 4. PURPOSE OF TRANSACTION

The Common Stock owned by Argyll Biotech was acquired pursuant to the terms of the above-described license agreement as consideration for the grant of the license. The Common Stock owned by Argyll Equities, a founder of the Issuer, was purchased from the Issuer in a privately negotiated transaction in which Argyll Equities invested $1,500.00 in the Issuer. The Common Stock owned by Clairsvelle, a founder of the Issuer, was purchased from the Issuer in a privately negotiated transaction in which Clairsvelle invested $2,050.00 in the Issuer. The Common Stock owned by Padmore, a founder of the Issuer, was purchased from the Issuer in a privately negotiated transaction in which Padmore invested $2,800.00 in the Issuer.

Although the Reporting Person has not formulated any definitive plans not heretofore disclosed or set forth herein, the Reporting Person may, from time to time directly or indirectly through the entities described in Item 3 or otherwise, acquire Common Stock of the Issuer or dispose of Common Stock of the Issuer through open-market or privately negotiated transactions or otherwise if and when deemed appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Except as set forth in this Schedule 13D, the Reporting Person does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person’s beneficial ownership is as follows:

(a) Amount beneficially owned: 114,100,000 shares of Common Stock
Percent of class: 41.9% based on 272,000,000 shares of Common Stock issued and outstanding

(b) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote - 0
(ii) Shared power to vote or to direct the vote -93,600,000*
(iii) Sole power to dispose or to direct the disposition of - 0
(iv) Shared power to dispose or to direct the disposition of - 93,600,000*

(c) The information with respect to the acquisition of beneficial interest in the Common Stock of the Issuer by the Reporting Person, as set forth in Item 3, is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.
_________________
* Does not include 20,500,000 shares of Common Stock purchased in a privately negotiated  transaction between the Issuer and Clairsvelle. Mr. Lynn Booker has the power to vote and

CUSIP No. 452530 10 1	13D	Page 5 of 6

dispose of, or direct the vote or disposition of, 20,500,000 shares of Common Stock of the Issuer  owned by Clairsvelle, subject to the interests of the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Information concerning the Reporting Person

CUSIP No. 452530 10 1	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	February 16, 2007

By:	/s/ Douglas McClain, Jr.
Name:	Douglas McClain, Jr.

EXHIBIT A

Information Concerning the Reporting Person

Name: Douglas McClain, Jr.

Business Address: 4225 Executive Square, Suite 260, La Jolla, California 92037

Principal Occupation: Business executive with Argyll Equities, LLC, 4225 Executive Square, Suite 260, La Jolla, California 92037 which engages in the private investment business

Citizenship: United States